

Mail Stop 4631

September 8, 2015

Mr. Charles Herlinger
Chief Financial Officer
Orion Engineered Carbons S.A.
15 Rue Edward Steichen
L-2540 Luxembourg, Grand Duchy of Luxembourg

> **Re:    Orion Engineered Carbons S.A.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **Form 6-K**
> **Filed August 7, 2015**
> **Response dated August 31, 2015**
> **File No. 1-36563**

Dear Mr. Herlinger:

We have reviewed your response letter dated August 31, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 6-K Filed August 7, 2015

Notes to the Financial Statements

(11) Contingent Liabilities and Other Financial Obligations, page 15
EPA Action

1. We note your response to comment 3 of our letter dated August 4, 2015. Please address the following:
   - In light of the continued discussions with the EPA which include you presenting a counteroffer as recent as May 2015, please help us better understand why you are still

not able to estimate the financial effect of this matter. In your response, please provide us with a summary of the terms of your counteroffer in May 2015 as well as the EPA's counteroffer in June 2015 and address why these terms would not provide a basis to make an estimate;

- Please address why the recent counteroffers as well as the settlements reached by your competitors for what appear to be similar matters would not indicate that it is probable that an outflow of economic benefits will be required; and

- Your disclosures indicate that any potential settlement with the EPA would likely involve costs comparable to those announced by your competitors, except that the amounts related to your settlement could be significantly higher as a result of having more US facilities. Please better clarify in your disclosures why you believe the costs would be comparable given that you indicate they could be significantly higher. It is not clear if you are referring to the nature of the costs rather than the amounts.

Refer to IAS 37.14, IAS 37.25 through 26, and IAS 37.36 through 50.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction